Exhibit (a)(2)

CHANGE OF ADDRESS OF RESIDENT AGENT

The Corporation Trust Incorporated hereby submits the following for the purpose of changing the address of the resident agent for the business entities on the attached list:

1.	The name of the resident agent is The Corporation Trust Incorporated.

2.	The old address of the resident agent is:

32 South Street

Baltimore, Maryland 21202

3.	The new address of the resident agent is:

300 East Lombard Street

Baltimore, Maryland 21202

4.	Notice of the above changes are being sent to the business entities on the attached list.

5.	The above changes are effective when this document is filed with the Department of Assessments and Taxation.

/s/ Kenneth J. Uva
Kenneth J. Uva Assistant Secretary